Exhibit(a)(1)(D)

LETTER TO STOCKHOLDERS

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.
June 13, 2019
Dear Stockholder:
No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by Priority Income Fund, Inc. (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market. The Offer is for cash at a price equal to the net asset value per Share (“NAV per Share”) as of July 19, 2019 (the “Purchase Price”), and is made upon terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. As an example of the Purchase Price, the NAV per Share on April 19, 2019, was $13.42 per Share. The Purchase Price may be higher or lower than this amount.
The Offer period will begin on or before June 20, 2019 and end at 12:00 Midnight, Eastern Time, on July 22, 2019. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about July 26, 2019.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE COMPANY’S NET ASSET VALUE PER SHARE AS OF JULY 19, 2019, PLEASE DISREGARD THIS NOTICE.
The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to $4,447,888 worth of our common stock. For example, at the Company’s NAV per Share of $13.42 as of April 19, 2019, the Company would purchase 331,437 Shares pursuant to this Offer. The number of Shares purchased pursuant to this Offer will be more or less than 331,437 in the event that the NAV per Share is different as of July 19, 2019.
All requests to tender Shares must be received in good order by the Company, at the address below, by 12:00 Midnight, Eastern Time, on July 22, 2019.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
Priority Income Fund, Inc. c/o Destra Capital Investments LLC P.O. Box 219768 Kansas City, MO 64121-9768 866-655-3650	Priority Income Fund, Inc. c/o Destra Capital Investments LLC 430 West 7th Street Kansas City, MO 64105-1407 866-655-3650
If you have any questions, please call your financial advisor or call the Company at (866) 655-3650.
Sincerely,
M. Grier Eliasek
Chief Executive Officer and President
Priority Income Fund, Inc.